SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 20, 2007, entitled "REVISED PRO FORMA FINANCIAL EFFECTS IN RESPECT OF THE DISPOSAL BY EMPEROR MINES LIMITED ("EMPEROR") OF ITS INTEREST IN THE PORGERA GOLD MINE JOINT VENTURE ("THE PJV") AND PROPOSED CAPITAL DISTRIBUTION BY EMPEROR AND FURTHER CAUTIONARY".

99.2   Release dated June 20, 2007, entitled "EMPEROR ANNOUNCES UPDATE ON RESTRUCTURING ".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 20, 2007

By: /s/ Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

REVISED PRO FORMA FINANCIAL EFFECTS IN RESPECT OF THE DISPOSAL BY EMPEROR MINES LIMITED ("EMPEROR") OF ITS INDIRECT 20% INTEREST IN THE PORGERA GOLD MINE JOINT VENTURE ("THE PJV") AND PROPOSED CAPITAL DISTRIBUTION BY EMPEROR AND FURTHER CAUTIONARY

1. INTRODUCTION

Further to the announcements dated 12 April 2007 and 10 May 2007 regarding the conditional agreement for the disposal by Emperor (the 78.72%-held, Australian-listed subsidiary of DRDGOLD) of its indirect 20% interest (held through DRD (Porgera) Limited ("DRD (Porgera)")of Papua New Guinea ("PNG")) in the PJV to Barrick (Niugini) Limited of PNG (a subsidiary of Barrick Gold Corporation of Canada ("Barrick")) ("the disposal") and the grant of an option to Barrick or its nominee to subscribe for 153 325 943 Emperor shares ("the option"), Emperor has now announced that it intends to return A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realised from the disposal ("the capital distribution") (collectively "the transactions"). The capital distribution is subject to Emperor shareholders' approval at the general meeting of Emperor shareholders to be held in Australia on or about 30 July 2007 and the successful completion of the disposal. The pro forma financial effects of the capital distribution are set out in paragraph 2 below.

Other than the capital distribution, there have been no significant changes affecting any matter contained in the announcement of 10 May 2007 and no other significant new matter, requiring disclosure, has taken place since that date.

2. PRO FORMA FINANCIAL EFFECTS

The pro forma financial effects set out below have been prepared to assist shareholders in assessing the impact of the disposal, the option and the capital distribution on the earnings and headline earnings per DRDGOLD ordinary share for the six months ended 31 December 2006 and the net asset value ("NAV") and tangible net asset value ("TNAV") per DRDGOLD ordinary share at that date.

These pro forma financial effects have been prepared in terms of the Listings Requirements of the JSE Limited ("JSE") for illustrative purposes only in order to provide information on how the transactions might have affected the results, changes in equity and financial position of DRDGOLD and, because of their nature, may not fairly present the actual financial effects of the transactions.

The directors are responsible for the pro forma financial effects.

	Before the disposal	After the disposal	Change	After the disposal and exercise of the option	Change
	(cents)	(cents)	(%)	(cents)	(%)
(Loss)/Profit per DRDGOLD ordinary share for continuing operations					
	(22.1)	246.1	1 214	208.0	1 041
Headline loss per DRDGOLD ordinary share for continuing operations					
	(24.5)	(126.4)	(416)	(164.5)	(571)
NAV per DRDGOLD ordinary share	23.0	303.0	1 217	288.7	1 155
TNAV per DRDGOLD ordinary share	23.0	303.0	1 217	288.7	1 155
Weighted average number of DRDGOLD ordinary shares in issue for the period ended 31 December 2006					
	325 172 488	325 172 488	-	325 172 488	-
Number of DRDGOLD ordinary shares in issue at 31 December 2006					
	334 823 654	334 823 654	-	334 823 654	-

Notes:

1. The loss and headline loss per DRDGOLD ordinary share for continuing operations, as set out in the "Before the disposal" column of the table, are based on the unaudited and unreviewed financial results of DRDGOLD for the six months ended 31 December 2006.

2. The profit and headline loss per DRDGOLD ordinary share for continuing operations for the six months ended 31 December 2006, as set out in the "After the disposal" and "After the disposal and exercise of the option" columns of the table, are based on the following assumptions:

i. the disposal was effective on 1 July 2006;

ii. on 1 July 2006, Emperor repaid debt obligations to Australia and New Zealand Banking Group Limited ("ANZ") of US$80.4 million utilising a portion of the disposal proceeds;

iii) in the "After the disposal and exercise of the option" column Barrick exercised the option on 1 July 2006 and 153 325 943 new Emperor shares were issued at A$0.12 per Emperor share for a total cash consideration of A$18.4 million, diluting DRDGOLD's shareholding in Emperor from 78.72% to 68.65%;

iv. The capital distribution was implemented on 1 July 2006 amounting to a total distribution:

a. in the "After the disposal" column of A$52.3 million;

b. in the "After the disposal and exercise of the option" column of A$59.9 million;

v. Emperor earned interest on the cash received, less the ANZ debt settlement and the capital distribution, at a rate of 6% per annum and paid Australian tax at the rate of 30% on the interest earned;

vi. DRDGOLD earned interest on the cash received from Emperor at a rate of 6% per annum and paid South African tax at the rate of 29% on the interest earned;

vii. a PNG withholding tax at the rate of 10% was applied on the retained earnings of DRD (Porgera); and

viii. the adjustment amount payable in respect of the disposal was ignored.

3. The NAV and TNAV per DRDGOLD ordinary share, as set out in the "Before the disposal" column of the table, are based on the unaudited and unreviewed balance sheet of DRDGOLD at 31 December 2006.

4. The NAV and TNAV per DRDGOLD ordinary share, as set out in the "After the disposal" and "After the disposal and exercise of the option" columns of the table, are based on the assumption that the disposal was effective on and the option was exercised on 31 December 2006.

The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the United States Securities Exchange Commission.

3. DOCUMENTATION AND GENERAL MEETING

A Category 1 transaction circular is due to be posted to DRDGOLD shareholders on or about 20 June 2007. The general meeting of DRDGOLD shareholders will be held at 10:00 on Friday, 27 July 2007 at the registered office of the company.

4. FURTHER CAUTIONARY

Further to the latest cautionary announcement dated 10 May 2007, shareholders are advised that negotiations are still in progress relating to further restructuring of DRDGOLD's non-South African interests which, if successfully concluded, may have a material effect on the price of the company's ordinary shares. Accordingly, shareholders are advised to continue exercising caution when dealing in the company's ordinary shares until a full announcement is made.

Johannesburg
20 June 2007

Corporate adviser
QuestCo (Pty) Limited

Sponsor
BDO QuestCo (Pty) Limited

Attorneys
Feinsteins
(Levy, Feinsteins & Associates Incorporated - Reg No
1995/001716/21)

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

EMPEROR ANNOUNCES UPDATE ON RESTRUCTURING

Emperor Mines Limited (Emperor or the Company) announced today that an extraordinary general meeting of shareholders will be held in the coming weeks to consider, inter alia, a number of proposals relating to the sale of its interest in the Porgera Joint Venture in Papua New Guinea (the PJV Interest), and to confirm the appointment of two Board members.

Following extensive analysis of the various options available and after taking advice from its advisors, Rothschild Australia Limited, Emperor announced on 12 April 2007 that it had entered into a conditional agreement with Barrick Gold Corporation (Barrick) to sell the PJV Interest for a cash consideration of US$250 million plus an adjustment amount (the Proposed Transaction).

The Proposed Transaction will allow Emperor to retire all major debt facilities, better placing the Company to exploit future growth and acquisition opportunities.

Following negotiations with Barrick, Mineral Resources Enga Limited, the third joint venture partner in the Porgera Joint Venture, has now waived its pre-emptive rights under the Porgera Joint Venture agreement to purchase a portion of the PJV Interest, thus satisfying one of the key conditions precedent to the completion of the Proposed Transaction.

A further key condition precedent is that the Proposed Transaction is approved by Emperor shareholders at a general meeting. Meeting documentation will be dispatched to shareholders shortly. The explanatory memorandum accompanying the Notice of Meeting will set out the impact of the Proposed Transaction and the Company's strategy going forward.

The Proposed Transaction is also subject to the approval of the shareholders of Emperor's major shareholder, DRDGold Limited (DRDGold). DRDGold's shareholders will be asked to consider resolutions to support the Proposed Transaction at a meeting to be held in Johannesburg, South Africa on 27 July 2007. Emperor has been advised by the Board of DRDGold that it is supportive of the Proposed Transaction and intends to recommend that its shareholders vote in favour of the Proposed Transaction.

A significant proposal related to the Proposed Transaction is a capital return to all Emperor shareholders. As part of Emperor's strategy to maximise returns to shareholders wherever possible, and to allow Emperor shareholders to benefit directly from the cash proceeds to be received by the Company if the sale of the PJV Interest is successfully completed, Emperor proposes to undertake a capital return to shareholders of 5c for every share held (the Capital Return). The Capital Return will be conditional upon the approval of Emperor shareholders being obtained and the successful completion of the Proposed Transaction.

It is expected that Emperor will return to shareholders approximately A$52 million (based on 1,046,005,621 Emperor shares in issue as at 8 June 2007 and assuming no new issues of shares pursuant to options or other convertible instruments) of the surplus cash that will be realised if the Proposed Transaction successfully completes. The remaining cash resources of approximately A$63 million will be used by the Company to fund its existing operations as well as to pursue strategic acquisition and growth opportunities. The proposed timetable for the Capital Return (including the record date for participating in that Capital Return) will be advised to the ASX Limited (the ASX) in due course.

In accordance with the Company's Constitution, shareholders will also be asked to confirm the appointment of two recently elected Board members, being Mr John Sayers and Mr Ian McMaster.

MORE INFORMATION:
Patrick Bindon
Director - Corporate Communications
Emperor Mines Limited
pbindon@emperor.com.au

Johannesburg
20 June 2007

Sponsor
BDO QuestCo (Pty) Limited